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SEC FILE NUMBER
0-28074

CUSIP NUMBER
803062108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Sapient Corporation

Full Name of Registrant

Former Name if Applicable

25 First Street

Address of Principal Executive Office (Street and Number)
Cambridge, MA 02141

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
Sapient Corporation (the “Company”) is conducting an internal review of its stock-based compensation grant practices. The review, which is being performed under the direction of the Audit Committee of the Company’s Board of Directors, is still in a preliminary stage. The review was initiated internally at the Company and not in response to any inquiry by regulators. The Company cannot predict at this time when the review will be completed.
At this time, management is not able to determine whether any material adjustments will be required to the Company’s previously issued consolidated financial statements. Any such adjustments, if required, would be non-cash, stock-based compensation charges, and any related tax benefit or expense.
At this time, the Company has not concluded that any of its previously issued consolidated financial statements should no longer be relied upon. The stock-based compensation grant review is not yet complete and its impact on the stock-based compensation charges and related tax matters in the Company’s consolidated financial statements has not yet been determined. Additionally, management has not yet assessed the impact any control deficiencies that may be identified in the internal review may have on the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting. The Company is not in a position to complete the preparation of the financial statements required to be included in its Quarterly Report on Form 10-Q for the period ended June 30, 2006.
The Company expects to file the Form 10-Q for the period ending June 30, 2006 as soon as is practicable after the internal review is complete. However, such review will not be complete in time to file the Company’s Form 10-Q on or before the fifth calendar day following its original due date.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Susan J. Cooke	617	621-0200
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
On August 8, 2006, the Company released its preliminary financial results for its second fiscal quarter ended June 30, 2006 and furnished the results on a Current Report on Form 8-K.
The Company expects consolidated service revenues, excluding revenues from the discontinued operation, for the second quarter of 2006 to be $99.0 million, a 32.1% increase from service revenues of $74.9 million for the second quarter of 2005. For the second quarter of 2006 the Company expects to report income from continuing operations of $3.8 million compared to $2.8 million in the second quarter of 2005. On a GAAP basis (which includes the results of implementing FAS123R, amortization of intangibles, and restructuring charges), the Company expects to report an operating margin from continuing operations of 3% versus 2% for the comparable 2005 period.
As disclosed in Part III above, because the Company’s review of its stock-based compensation grant practices is not yet complete, any impact of the investigation on stock-based compensation charges and related tax matters in the Company’s financial statements has not yet been determined. The Company does not anticipate being able to estimate the degree to which any such charges may affect current period results as compared to the prior period’s results until the completion of its review.
This Notification of Late Filing contains forward-looking statements that involve a number of risks and uncertainties. There are a number of factors that could cause actual events to differ materially from those indicated. Such factors include, without limitation, the continued acceptance of the Company’s services, the Company’s ability to accurately set fees for and timely complete its current and future client projects, its ability to successfully manage risks associated with its international operations, its ability to manage its growth, and projects effectively, and its ability to continue to attract and retain high quality employees, as well as other factors set forth in the Company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission.
Sapient Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2006	By:	/s/ Kyle A. Bettigole
		Name:	Kyle A. Bettigole
		Title:	Corporate Counsel and Assistant Secretary